Exhibit 99.39

Volaris announces recovery to 50% of its capacity for the month of July 2020

Mexico City, Mexico. June 25, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces adjustments to its capacity as a result of the health emergency generated by the pandemic of the virus SARS-CoV2 (COVID-19).

During the month of July 2020, Volaris plans to operate 50% of its capacity as measured by available seat miles (ASMs) versus the originally published schedule, in response to a gradual recovery in demand for its air transportation services.

This represents a significant increase regarding its capacity compared to the months of May and June 2020, where capacity operated represented approximately 12% and 35% of its total operations versus the itinerary originally published for those months.

Volaris continues to implement biosecurity and preventive measures for the safety and well-being of its passengers, crews and ground personnel.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 74 and its fleet from four to 81 aircraft. Volaris offers more than 134 daily flight segments on routes that connect 36 cities in Mexico and 12 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive year. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100